Exhibit 99.3

ADC Therapeutics Reports First Quarter 2023 Financial Results and Provides Business and Strategy Update

1Q 2023 ZYNLONTA®1 net sales increased 15% and operating expenses decreased 19% year-over-year2; FY 2023 guidance reaffirmed for ZYNLONTA double-digit net sales growth and reduction in operating expenses as compared to FY 2022

Implementing new go-to-market model to help drive growth in both academic and community centers

Later-stage pipeline programs continue to progress with several initial data readouts expected in the next 12-15 months and supported by cash runway to mid-2025

Portfolio prioritized to nearer-term clinical catalysts; reducing workforce by 17% to enhance investments in the focused portfolio to accelerate and expand these programs

Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, May 9, 2023 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the first quarter 2023 and provided an updated corporate strategy.

“2023 is a pivotal year for positioning ADC Therapeutics to capture the full potential value of our assets. Our later-stage pipeline programs continue to progress, with several initial data readouts expected in the next 12-15 months. Following a comprehensive review of the business by our executive team, we are implementing a new corporate and capital allocation strategy which we believe will allow the Company to focus on the most advanced and highest-potential clinical value drivers,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics.

“After a comprehensive DLBCL market review including interactions with top academic and community centers, we are implementing a new commercial go-to-market model to better align with the market construct. Through our new strategy, we expect to optimize our commercial execution against ZYNLONTA’s unique and valuable market opportunity,” said Kristen Harrington-Smith, Chief Commercial Officer of ADC Therapeutics.

“By focusing our resources and executing on our new portfolio and commercial strategy, I am confident that we will deliver on our objectives and unlock value for all of our stakeholders,” added Mr. Mallik.

Updated Corporate Strategy

Following a comprehensive assessment by the leadership team of the status of the business and the evolving market, the Company is adjusting its corporate strategy to optimize operations and prioritize potential key value drivers:

•Implementing a new go-to-market model to help drive growth and optimize local area influence. The Company will continue to cover over 90% of the potential market opportunity with a team of account managers and community specialists that will foster tight coordination within referral networks and bring deep clinical and therapeutic experience.

(1) loncastuximab tesirine-lpyl; (2) 14% on an adjusted basis (non-IFRS measure excluding stock-based compensation)

•Re-prioritizing R&D pipeline to focus resources on the most advanced, lower risk value-generating programs:
◦The Company will continue the LOTIS-5, LOTIS-9 and LOTIS-7 studies which, if successful and support future regulatory approvals, have the potential to significantly increase ZYNLONTA’s market opportunity in earlier lines of therapy and with multiple combination partners.
◦The Company will continue the clinical-stage programs: ADCT-601 targeting AXL, ADCT-901 targeting KAAG1, ADCT-602 targeting CD22.
◦The Company will halt investments in its two preclinical programs ADCT-212 targeting PSMA and ADCT-701 targeting DLK-1.
•Increasing efficiencies through a 17% workforce reduction driven primarily by functions affected by the portfolio prioritization and back-office efficiencies, while maintaining the customer-facing footprint. This reduction is effective today and includes full-time employees, vacant roles and contractors. Along with decreasing additional operating expenses, this will allow the Company to re-deploy capital in programs with the highest value-generating potential.

Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)
•ZYNLONTA generated net sales of $19.0 million in the first quarter of 2023, representing a 15% increase over first quarter of 2022 and a slight decline from fourth quarter 2022. This includes higher gross-to-net sales deductions due to Group Purchasing Organization (GPO) contracting and the new Medicare Part B discarded drug policy effective January 1, 2023.
•The pivotal Phase 2 clinical trial in China, led by Overland ADCT BioPharma, achieved its primary objective and demonstrated efficacy and safety data consistent with prior clinical trial results. Based on these positive results, Overland ADCT BioPharma is preparing to submit its marketing authorization application to the China National Medical Products Administration (NMPA) for relapsed or refractory diffuse large B-cell lymphoma (DLBCL).

Pipeline
•ADCT-901 (targeting KAAG1): The Company is finalizing the protocol amendment to explore different dosing schedules to optimize the potential clinical outcomes for patients. Once finalized, the Company plans to advance to the next dosing level. The IHC assay is under final validation.
•ADCT-601 (targeting AXL): Dose escalation in the Phase 1b trial is progressing and a monotherapy cohort has been added for patients with non-small cell lung cancer (NSCLC) in addition to a monotherapy cohort focused on sarcoma. In parallel, the IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose escalation and expansion in the Phase 1 trial is progressing and the number of sites is being expanded.
•ADCT-212 (targeting PSMA): The Company is halting investments in this program to focus on nearer-term value drivers.
•ADCT-701 (targeting DLK-1): The Company is halting investments in this program to focus on nearer-term value drivers.

Guidance
The Company reaffirms the following guidance based on its current business plan:

•ZYNLONTA FY 2023 net product sales expected to grow by a double-digit percentage year-over-year. This includes a gross-to-net increase as compared to 2022 of:
◦Approximately 2 to 3 percentage points related to Group Purchasing Organization (GPO) contracting
◦Mid to high single-digit percentage points resulting from the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds for discarded drug, effective January 1, 2023
•Continued decrease in total operating expenses expected in 2023 and 2024 as compared to 2022 as a result of the implementation of the new corporate strategy
•Expected cash runway extended into the middle of 2025

Upcoming Expected Milestones

ZYNLONTA
•Grow ZYNLONTA net sales by a double-digit percentage year-over-year and achieve commercial brand profitability in 2023
•European phased launch by partner Sobi beginning in 2Q 2023
•Initial safety and efficacy data from the LOTIS-9 study by the end of 2023
•Complete enrollment of the LOTIS-5 study in 2024
•Initial safety and efficacy data from the LOTIS-7 study in 2024

Pipeline

ADCT-901 (targeting KAAG1)
•Initial data from Phase 1 study in 1H 2024

ADCT-601 (targeting AXL)
•Initial data from Phase 1 study in 1H 2024

ADCT-602 (targeting CD22)
•Additional data from Phase 1 study in 1H 2024

First Quarter 2023 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $310.5 million as of March 31, 2023, compared to $326.4 million as of December 31, 2022. Based on the Company’s business plan and expected $75.0 million milestone from Healthcare Royalty Partners, triggered by the first EU commercial sale, the Company expects its cash runway to extend into the middle of 2025.

Product Revenues

Net product revenues were $19.0 million for the quarter ended March 31, 2023, compared to $16.5 million for the same quarter in 2022. Net product revenues are for U.S. sales of ZYNLONTA. The increase of $2.5 million for the quarter was primarily due to higher sales volume, partially offset with higher gross-to-net deductions.

Research and Development (R&D) Expenses

R&D expenses were $39.5 million for the quarter ended March 31, 2023, compared to $49.0 million for the same quarter in 2022. R&D expenses decreased due to less investment in CAMI and other programs.

Selling and Marketing (S&M) Expenses

S&M expenses were $15.4 million for the quarter ended March 31, 2023, compared to $18.4 million for the same quarter in 2022. The decrease in S&M expenses for the quarter was primarily due to lower share-based compensation expense.

General & Administrative Expenses

G&A expenses were $15.1 million for the quarter ended March 31, 2023, compared to $19.0 million for the same quarter in 2022. G&A expenses decreased during the first quarter of 2023 primarily due to lower share-based compensation expense.

Net Loss and Adjusted Net Loss

Net loss was $59.4 million, or a net loss of $0.74 per basic and diluted share, for the quarter ended March 31, 2023. This compares to a net loss of $16.7 million, or a net loss of $0.22 per basic and diluted share, for the same quarter in 2022.

Adjusted net loss was $42.5 million, or an adjusted net loss of $0.53 per basic and diluted share, for the quarter ended March 31, 2023. This compares to an adjusted net loss of $27.7 million, or an adjusted net loss of $0.36 per basic and diluted share, for the same quarter in 2022.

The increase in net loss and adjusted net loss for the quarter ended March 31, 2023, as compared to the same quarter in 2022, was primarily due to license revenue of $30.0 million arising from the Mitsubishi Tanabe Pharma Corporation (MTPC) agreement, other financial income arising from a cumulative catch-up adjustment associated with the valuation of the deferred obligation with Healthcare Royalty Partners and from changes in the fair value of our convertible loan derivatives, all of which were recognized in the first quarter of 2022. This increase in net loss was partially offset by higher product revenues, as well as lower R&D expenses and share-based compensation expense during the first quarter of 2023.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss first quarter 2023 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events & Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD)

payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss and income

•Adjusted net loss and income per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and warrant obligations and the effective interest expense associated with the Facility Agreement with Deerfield and the senior secured term loan facility and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the 2023 net product sales guidance for ZYNLONTA® and the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy and the Company’s ability to continue to commercialize ZYNLONTA® in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5, 7 and 9, ADCT 901, 601 and 602, the timing and outcome of regulatory submissions and actions by the FDA or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for per share data)

	For the Three Months Ended March 31,
	2023	2022
Product revenues, net	18,953	16,498
License revenues and royalties	39	30,000
Total revenue	18,992	46,498

Operating expense
Cost of product sales	(590)	(529)
Research and development expenses	(39,480)	(48,952)
Selling and marketing expenses	(15,351)	(18,370)
General and administrative expenses	(15,143)	(19,011)
Total operating expense	(70,564)	(86,862)
Loss from operations	(51,572)	(40,364)

Other income (expense)
Financial income	2,304	18,308
Financial expense	(10,417)	(9,217)
Non-operating (expense) income	(3)	13,442
Total other (expense) income	(8,116)	22,533
Loss before taxes	(59,688)	(17,831)
Income tax benefit	262	1,170
Net loss	(59,426)	(16,661)

Net loss attributable to:
Owners of the parent	(59,426)	(16,661)

Net loss per share, basic and diluted	(0.74)	(0.22)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	310,547	326,441
Accounts receivable, net	24,037	72,971
Inventory	18,250	18,564
Other current assets	27,173	28,039
Total current assets	380,007	446,015
Non-current assets
Property, plant and equipment	4,484	3,261
Right-of-use assets	11,224	6,720
Intangible assets	13,586	14,360
Interest in joint venture	29,533	31,152
Deferred tax asset	27,605	26,757
Other long-term assets	1,233	903
Total non-current assets	87,665	83,153

Total assets	467,672	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	8,694	12,351
Other current liabilities	57,412	73,035
Lease liabilities, short-term	1,447	1,097
Senior secured term loans, short-term	13,533	12,474
Total current liabilities	81,086	98,957
Non-current liabilities
Senior secured term loans, long- term	97,011	97,240
Warrant obligations	516	1,788
Deferred royalty obligation, long-term	216,551	212,353
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	10,955	6,564
Other long-term liabilities	329	—
Total non-current liabilities	348,901	341,484

Total liabilities	429,987	440,441

Equity attributable to owners of the parent
Share capital	7,312	7,312
Share premium	1,007,843	1,007,452
Treasury shares	(645)	(679)
Other reserves	163,501	155,683
Cumulative translation adjustments	(215)	(356)
Accumulated losses	(1,140,111)	(1,080,685)
Total equity attributable to owners of the parent	37,685	88,727

Total liabilities and equity	467,672	529,168

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended March 31,
in KUSD (except for share and per share data)	2023	2022
Net loss	(59,426)	(16,661)
Adjustments:
Share-based compensation expense (i)	8,074	13,910
Convertible loans, derivatives, change in fair value income (ii)	—	(15,855)
Senior secured term loans, warrants, change in fair value income (ii)	(656)	—
Effective interest expense on convertible loans (iii)	—	3,022
Deerfield warrants obligation, change in fair value income (ii)	(616)	—
Effective interest expense on senior secured term loan facility (iii)	4,540	—
Deferred royalty obligation interest expense (iv)	5,746	6,142
Deferred royalty obligation cumulative catch-up adjustment income (iv)	(129)	(18,288)
Adjusted net loss	(42,467)	(27,730)

Net loss per share, basic and diluted	(0.74)	(0.22)
Adjustment to net loss per share, basic and diluted	0.21	(0.14)
Adjusted net loss per share, basic and diluted	(0.53)	(0.36)
Weighted average shares outstanding, basic and diluted	80,805,770	76,821,726

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives, senior secured term loan facility warrants and the Deerfield warrant obligation results from the valuation at the end of each accounting period. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)Effective interest expense on convertible loans and senior secured term loans relates to the increase in the value of our loans in accordance with the amortized cost method.
(iv)Deferred royalty obligation interest expense relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and cumulative catch-up adjustment income relates to changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205
+1 908-723-2350

Amanda Loshbaugh
ADC Therapeutics
amanda.loshbaugh@adctherapeutics.com
+1 917-288-7023

Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625